SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SFH I ACQUISITION CORP.
          -------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK , PAR VALUE $0.0001 PER SHARE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
          -------------------------------------------------------------
                                 (CUSIP Number)

                                  Joseph Rached
                                  1205 U.S. 19
                                Holiday, FL 34691
                                 (813) 610-6100
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 10, 2007
          -------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Joseph Rached
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a).................................................................
            (b).................................................................
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      3.    SEC Use Only .......................................................


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      4.    Source of Funds (See Instructions) (See item 3)....PF...............


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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) .................................................

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      6.    Citizenship or Place of Organization ............U.S.A..............


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                  7.    Sole Voting Power ................2,500,000.............

                  --------------------------------------------------------------
                  8.    Shared Voting Power ....................................
Number of
Shares            --------------------------------------------------------------
Beneficially      9.    Sole Dispositive Power............2,500,000.............
Owned by
Each              --------------------------------------------------------------
Reporting         10.   Shared Dispositive Power ...............................
Person With
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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person .......
            .............2,500,000..............................................

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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) .................................................

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      13.   Percent of Class Represented by Amount in Row (11).......50%........
            ....................................................................

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      14.   Type of Reporting Person (See Instructions)............IN...........
            ....................................................................

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

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of SFH I Acquisition Corp., whose principal executive offices are located at 17395 North Bay Road, Suite 102, Sunny Isles Beach, FL 33160 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

(a) The name of the reporting person is Joseph Rached (the "Reporting Person").

(b) The business address of the Reporting Person is 1205 U.S. 19, Holiday, FL 34691.

(c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is principal, Mobility Express 1205 U.S. 19, Holiday, FL 34691.

(d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e) The Reporting Person has not been a party to any civil proceedings during the last five years.

(f) The Reporting Person is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person purchased the 2,500,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $250.00. The source of funding for this purchase was personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns an aggregate of 2,500,000 shares of Common Stock, representing 50% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed May 11, 2007.)

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 2,500,000 shares of Common Stock owned by the Reporting Person.

(c) The 2,500,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer on November 20, 2006.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,500,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 10, 2007


                                        /s/ Joseph Rached
                                        ------------------------------
                                        Name: Joseph Rached